

COCO NOIR

WINE SHOP & BAR

COCO NOIR

COCO NOIR
WINE SHOP & BAR

COCO NOIR WINE SHOP & BAR FOUNDERS



Alicia Kidd

Professional Experience

- Wine Entrepreneur – The Wine Noire LLC
- Wine Distribution/Wholesale
- Wine Importing/Exporting
- Wine Diversity and Inclusion Consultant
- Wine Technology Strategist



Mari Kemp

Professional Experience

- Investor/Entrepreneur
- Executive Leader Strategist
- Technologist
- Human Resource Leader – Diversity and Inclusion

OUR VALUE PROPOSITION

- We're offering a new approach to the wine industry, with in-store retail access and online platform for women and minority winemakers.

- We're offering an integrated approach to the local food economy by working with women and minority chefs.

- We will be the first wine shop establishment in Oakland, CA that sells women and minority winemakers exclusively.







TARGET AUDIENCE

- Ages 25 to 55

- Generation X and Millennials

- Local Downtown Oakland Residents: 4,600

- Atlas Residents: 100+ and growing – By the end of 2021 access to 1000 residents.

- CoCo Noir Wine Shop & Bar Customers: 200+ and growing

OUR SOLUTION

COCO NOIR
WINE SHOP & BAR

Benefit	How Our Solution Is Better
Women & Minority Winemakers	Our wine portfolio, both in store and online, will sell a variety of wines produced by women and minority winemakers.
Women & Minority Chefs	With on premise finishing kitchen, we will partner with local women and chefs of color to curate tapas dishes.
Technology Model	Our integrated technology model will include a mobile app, online store, and cashless point of sale.
Diversity and Inclusive Initiative	Our social impact mission is to hire diverse talent from the local community, that includes women and people of color.
Social Impact Initiative	As CoCo Noir grows and becomes profitable, we want partner with Historically Black College & Universities and create an internship pipeline program.

COCO NOIR
WINE SHOP & BAR

COCO NOIR WINE SHOP & BAR BUSINESS MODEL


On-Premise Wine & Food Sales


Exclusive Wine Tasting


Wine Club


Private Events


E-Commerce Sales


Mobile App Technology


Local Delivery


Wine Distribution



OUR COMMERCIAL LOCATION



COCO NOIR
WINE SHOP & BAR













COCO NOIR WINE SHOP & BAR PARTNERSHIPS

AAAV

MAVA

WOMEN-OWNED WINERIES
THIRSTY FOR CHANGE

ROC UNITED
RESTAURANT OPPORTUNITIES CENTERS UNITED

National Black Chef's Association

Women of the Vine & Spirits

COCO NOIR
WINE SHOP & BAR

INVEST IN COCO NOIR WINE SHOP & BAR

Bringing culture and community to the wine industry!

COCONOIRWINE.COM   OAKLAND CALIFORNIA


WEFUNDER



COCO NOIR
WINE SHOP & BAR

INVESTMENT CROWDFUND OFFERING

- **CoCo Noir Wine Shop & Bar has partnered with Wefunder and launched our campaign on 9/8 and raised $70K+**

- **In our seed round we are seeking to raise up to $1.07M max**

- **We are offering a Revenue Share Term**

- **Revenue Share Percentage 4% Paid Quarterly to Investors**

- **2.0x Multiple payback**

- **Estimate Repayment - 9.25 years - Refer to the Revenue Share document**

- **Additional details refer our Business Plan and Wefunder Page.**



COCO NOIR

WINE SHOP & BAR